Dimensional

September 30, 2020

Via EDGAR

Anu Dubey
Senior Counsel
U.S. Securities and Exchange Commission
Division of Investment Management
Judiciary Plaza–Room 5422
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:  Ms.  Dubey:

Re:	Dimensional ETF Trust
File Nos. 333-239440 and 811-23580

Dear Ms.  Dubey:

On behalf of Dimensional ETF Trust (the “Registrant”), the following are the responses to the Staff’s comments conveyed with regard to Pre-Effective Amendment No. 1 to the Registrant’s registration statement on Form N-1A (the “Registration Statement”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 24, 2020 pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and the Securities Act of 1933, as amended (the “1933 Act”), for the purposes of registering the Dimensional US Core Equity Market ETF (“U.S. Portfolio”), Dimensional International Core Equity Market ETF (“International Portfolio”) and Dimensional Emerging Core Equity Market ETF (“Emerging Markets Portfolio” and each a “Portfolio” and, collectively, the “Portfolios”).

Each SEC Staff comment is summarized below, followed by the Registrant’s response to the comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

PROSPECTUS
Cover page

1. Comment.  The second sentence on the cover page states that “paper copies of the Portfolio’s annual and semi-annual shareholder reports will no longer be sent by mail, unless you specifically request paper copies of the reports from the Portfolio or from your financial intermediary,” whereas the second sentence of the fourth paragraph notes that “you can inform the Portfolio that you wish to continue receiving paper copies of your shareholder reports by contacting your financial intermediary.” Please reconcile these statements.

Response. The Registrant has revised the second sentence on the cover page as follows:

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September 30, 2020

•
Beginning on January 1, 2021, as permitted by regulations adopted by the Securities and Exchange Commission, paper copies of the Portfolio’s annual and semi-annual shareholder reports will no longer be sent by mail, unless you specifically request paper copies of the reports ~~from the Portfolio or~~ from your financial intermediary.

Prospectus Summary — Principal Investment Strategies

2.  Comment.  With respect to each Portfolio’s first paragraph, please clarify the statement that the “Portfolio’s design emphasizes long-term drivers of expected returns” in light of the following sentence which states that the “Advisor’s portfolio management and trading processes further balance those long-term premiums.”

Response.  The Registrant has revised the disclosure as follows:

•
 As further described below, the Portfolio’s design emphasizes long-term drivers of expected returns identified by the Advisor’s research, while balancing risk through broad diversification across companies and sectors. The Advisor’s portfolio management and trading processes further balance those long-term ~~premiums~~ drivers of expected returns with shorter-term drivers of expected returns and trading costs.

3. Comment.  Each Portfolio notes that it will invest in companies of all sizes, but “with increased exposure to smaller capitalization” companies.  Please disclose with greater specificity each Portfolio’s market capitalization policy (e.g., disclose any anticipated percentage weightings towards a specific market capitalization).

Response.   The Registrant supplementally confirms that each Portfolio does not have a market capitalization policy that would require the Portfolio to allocate a specific percentage to any market capitalization segment.  As noted in the principal investment strategies, each Portfolio purchases securities of companies of all market capitalizations.  Further, each Portfolio defines its eligible universe of securities in the summary section of the Prospectus as a market capitalization weighted portfolio of companies of all market capitalizations.  Each Portfolio’s disclosure (i.e., that notes that the Portfolio will have an increased exposure to smaller capitalization companies) is provided as a comparison to its eligible market capitalization weighted universe of securities.  This disclosure informs investors that each Portfolio is not a market capitalization weighted portfolio. Each Portfolio is adjusted, as compared to its universe, towards smaller capitalization, lower relative price, and higher profitability companies. Accordingly, the Registrant believes the disclosure provides sufficient detail regarding each Portfolio’s exposure to companies of all market capitalization ranges and respectfully declines to revise such disclosure.

4. Comment.  Please include a principal risk with respect to large- and mid-capitalization companies in light of each Portfolio’s ability to invest in companies of all market capitalizations sizes.

Response.  The Registrant has revised the disclosure to include a risks related to mid-

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capitalization companies; however, the Registrant respectfully declines to include risk disclosure regarding large-capitalization companies because it believes those risks are appropriately disclosed in the general “Equity Market Risk.”

5. Comment.  For the U.S. Portfolio, please define what the Portfolio considers to be a U.S. company in connection with its 80% policy.  Further, please note that per Rule 35d-1 under the 1940 Act, the companies should be traded principally in the U.S.

Response.  The Registrant has revised the disclosure to include the following:

•
For purposes of the 80% policy, the Advisor considers a U.S. company to be an operating company that is principally traded on a securities exchange in the United States that is deemed appropriate by the Advisor.

6. Comment. For each Portfolio, please clarify whether the environmental, social or governance (“ESG”) criteria is applied to each investment of the Portfolio.  In addition, please provide more detail regarding the criteria.  For example, please clarify what “negatively impacted” by ESG factors means in the disclosure (e.g., with respect to performance, its ESG rating, etc.).

Response.  The Registrant believes it is important to provide disclosure in each Portfolio’s Registration Statement because each Portfolio monitors, and may take action based on, ESG news related to, and large share price movements of, eligible portfolio companies. The Registrant, however, has moved the disclosure to the statement of additional information (“SAI”) because the process is not considered a principal investment strategy of the Portfolios.  In addition, the Registrant has also revised the disclosure, as highlighted below, to further clarify the process and what “negatively impacted” means.

•
The Advisor ~~seeks to identify companies that~~has adopted a process that monitors environmental, social, and governance news and large share price movements of eligible portfolio companies to identify issuers whose future financial data may be negatively impacted to a significant degree by environmental, social, or governance factors ~~by monitoring~~. The Advisor may use third party tools to assist in filtering news focused on environmental, social, and governance ~~news related to, and large share price movements of, eligible portfolio companies. Identified companies~~issues. Companies that are identified through this process are escalated to the members of the Advisor’s portfolio management team for further ~~consideration~~ evaluation. After review, if the portfolio management team determines that an issuer’s future financial data is likely to be significantly impacted, the issuer may be underweighted, temporarily excluded from further investment, or divested from a Portfolio. ~~the Advisor can decide to underweight, suspend additional investment in, sell, or exclude an issuer from the Portfolio if the Advisor believes the issuer has been negatively impacted. The Advisor may use third party tools to assist in filtering news related to environmental, social, and governance factors.~~

7. Comment. Please supplementally provide more detail regarding why ESG is not an

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appropriate principal risk of each Portfolio.

Response.  As discussed above, the Registrant has revised the Registration Statement to move the disclosure to the SAI for each Portfolio.

8. Comment. For each Portfolio, please clarify the purpose(s) that the Portfolio utilizes derivatives.  For example, please clarify what market exposure each Portfolio is seeking when purchasing or selling futures contracts and options on futures contracts.  For additional guidance, please refer to the letter from Mr. Barry Miller, Associate Director of the SEC's Office of Legal Disclosure, to Ms. Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010 (“Barry Miller Letter”).1

Response.  The Registrant has revised the disclosure as follows:

•
The US Core ETF may purchase or sell futures contracts and options on futures contracts for U.S. equity securities and indices, to increase or decrease equity market exposure based on actual or expected cash inflows to or outflows from the Portfolio.

9. Comment. For each Portfolio, please supplementally provide more detail regarding the determination that portfolio turnover is not an appropriate principal risk factor for the Portfolio.

Response.  The Registrant supplementally confirms that the anticipated portfolio turnover rate for each Portfolio is significantly below 50% and, accordingly, portfolio turnover is not an appropriate principal risk of the Portfolios.

10. Comment. With respect to the International and Emerging Markets Portfolio, please briefly describe how each Portfolio determines a country is an Approved Market in the summary section of the Prospectus.

Response.  The Registrant notes that it provides a list of all countries that have been approved for investment in the summary section of the Prospectus. In addition, the International Portfolio, which is not subject to Rule 35d-1 under the 1940 Act, also includes disclosure in its summary section noting that it invests in “non-U.S.” companies. The Registrant, however, has revised the disclosure in the summary section of the Emerging Markets Portfolio’s Prospectus to include the following statement in light of the comment:

•
In determining what countries are eligible markets for the Emerging Markets Core ETF, the Advisor may consider various factors, including without limitation, the data, analysis, and classification of countries published or disseminated by the International Bank for Reconstruction and Development (commonly known as the World Bank), the International

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[1]
See Letter from Mr. Barry D. Miller, Associate Director, Office of Legal and Disclosure, U.S. Securities and Exchange Commission, to Ms. Karrie McMillan, General Counsel, Investment Company Institute (July 30, 2010), available at http://www.sec.gov/divisions/investment/guidance/ici073010.pdf.

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Finance Corporation, FTSE International, and MSCI.

11. Comment.  With respect to the International and Emerging Markets Portfolios, please disclose the definition of an Approved Market Security in the summary section of the Prospectus as required by Rule 35d-1 under the 1940 Act.

Response.  The Registrant respectfully declines to include such disclosure in the summary section of the Prospectus for the International Portfolio because the Portfolio is not subject to Rule 35d-1 under the 1940 Act, and including such additional disclosure in the summary section rather than only in the Item 9 disclosure would add to the length of the summary section of the Prospectus without providing meaningful information for investors.2 The Registrant, however, has included the following in the summary section of the Prospectus for the Emerging Markets Portfolio in light of the comment:

•
To determine whether a company is related to an emerging market country, the Advisor will consider various factors, such as where the company is organized or maintains its principal place of business, the principal trading market of the company, what government, agency or instrumentality issued or guaranteed the security, where the company’s revenues or profits are derived, and whether the company is in the Portfolio’s benchmark.

12. Comment.  Please use the full defined term in the 80% policy of the Emerging Markets Portfolio (i.e., “Approved Market Securities”).

Response.  The Registrant has revised the disclosure accordingly.

13. Comment.  Please disclose with greater specificity what types of swap agreements the Emerging Markets Portfolio may utilize as a principal investment strategy.

Response.  The Registrant has revised the disclosure as follows:

•
The Emerging Markets Core ETF may gain exposure to companies associated with Approved Markets by purchasing equity securities in the form of depositary receipts, which may be listed or traded outside the issuer’s domicile country, or by entering into equity swap agreements.

14. Comment.  Please include a China-specific principal risk in the summary section of the Emerging Markets Portfolio’s Prospectus or explain why it is not appropriate given that it is identified as a principal risk in the Item 9 table that lists the principal risks of the Portfolio.

_____________________________
[2]
The Registrant believes including such information is inconsistent with the SEC’s purpose of adopting a summary section of the Prospectus, which was for funds to “prepare a concise summary (on the order of three or four pages) that will provide key information.” See Investment Company Act Release No. 28584, 16 (Jan. 13, 2009) (“Summary Prospectus Adopting Release”). The Registrant shares the SEC’s original concern noted in the Summary Prospectus Adopting Release of the “possibility of summary sections getting longer over time.” See Summary Prospectus Adopting Release at 24.

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Response.  The Registrant has revised the disclosure to include a China-specific principal risk in the summary section of the Emerging Markets Portfolio’s Prospectus.

Additional Information on Investment Objectives and Policies

15. Comment. For each Portfolio, please clarify whether the ESG criteria utilizes any rankings or ratings, and if so, please disclose the principal one used. In addition, please briefly describe the criteria used for the ESG factor.

Response.  The Registrant supplementally confirms that the Advisor does not utilize any rankings or ratings in connection with the ESG news that is monitored for each Portfolio. In addition, as discussed above, the Registrant has moved the disclosure, as revised, to the SAI.

16. Comment. With respect to each Portfolio’s statement that the Portfolio will look through the security holdings of any investment companies in which it invests for purposes of compliance with its 80% policy, please replace the words “to the extent practicable” with “to the extent that the Portfolio has sufficient information about the holdings of the investment companies it invests in.”

Response.  The Registrant has revised the disclosure accordingly.

17. Comment. In the following statement in the “Approved Markets” section, please replace “with respect to” with “that satisfy”:

•
The Advisor, however, will select only those companies that, in its view, have sufficiently strong exposure to economic and market forces in Approved Markets with respect to the criteria described above.

Response.  The Registrant has revised the disclosure accordingly.

18. Comment. The sentence on page 19 states that the Advisor may invest in companies organized and located in the United States or other countries or regions outside of Approved Markets, including companies having their entire production facilities outside of Approved Markets, when such companies meet the criteria discussed above to be considered associated with Approved Markets. Please revise this sentence to state that the Advisor may invest in such companies only when such companies meet the criteria set forth in (d) above.

Response.  The Registrant has revised the disclosure to remove such statement.

19. Comment. With respect to the Emerging Markets Portfolio, per Rule 35d-1 under the 1940 Act, please change “primarily” in the following statement from the “Approved Markets” section to “at least 80%” or “substantially all.”  In addition, please revise the references to “securities of Approved Markets” to the defined term “Approved Market Securities” so it is clear

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that these securities are counted towards the Portfolio’s 80% policy.

•
The International Portfolios also may obtain exposure to Approved Market Securities by investing in securities of pooled investment vehicles that invest primarily in securities of Approved Markets or derivative instruments that derive their value from securities of Approved Markets.

Response.  The Registrant has revised the disclosure as follows:

•
The International Portfolios also may obtain exposure to Approved Market Securities by investing in securities of pooled investment vehicles that invest at least 80% of their assets ~~primarily~~ in ~~securities of~~ Approved Markets Securities or derivative instruments that derive their value from ~~securities of~~ Approved Markets Securities.

20. Comment. On page 19, the last paragraph under “Portfolio Transactions” states that each Portfolio may invest in a temporary defensive manner in certain cases. Please disclose the types of investments each Portfolio will make when investing in a temporary defensive manner.  We acknowledge a list of the types of investments is not required per Form N-1A, but the Staff believes such disclosure should be included in Item 9.  Further the Staff notes that disclosure regarding such investments is included on page 18 for the Emerging Markets Portfolio (e.g., highly liquid debt instruments and freely convertible currencies).

Response.  The Registrant has revised the disclosure to include the following:

•
In attempting to respond to adverse market, economic, political, or other considerations, each Portfolio may, from time to time, invest its assets in a temporary defensive manner that is inconsistent with the Portfolio’s principal investment strategies. In these circumstances, the Portfolio may invest a portion of its assets in highly liquid debt instruments, freely convertible currencies, or index futures contracts, and options thereon, which may prevent the Portfolio from achieving ~~be unable to achieve~~ its investment objective.

21.  Comment. Please include disclosure in the “Emerging Markets Risk” regarding the risk that issuers may not be subject to uniform accounting, auditing and financial reporting standards and there may be less publicly available financial and other information about such issuers, comparable to U.S. issuers (i.e., as noted in the “Foreign Securities and Currencies Risk”).

Response.  The Registrant notes that the “Emerging Markets Risk,” as noted in the first sentence, discloses heightened and additional risks of investing in emerging markets (i.e., as compared to the risks already disclosed in the “Foreign Securities and Currencies Risk”); however, the Registrant will update the disclosure in the “Emerging Markets Risk” to include such disclosure.

22. Comment. With respect to the “Depositary Receipts Risk,” please clarify if the

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applicable Portfolios invest in ADRs, GDRs and EDRs, and if so, confirm that the applicable risks of such investments are appropriately disclosed.

Response.  The Registrant has revised the disclosure to clarify that the applicable Portfolios may invest in ADRs, GDRs and EDRs and the Registrant supplementally confirms the risks of each are appropriately addressed in such disclosure.

Management of the Trust

23. Comment.  Please reconcile the statement that “the Advisor provides the Portfolios with a trading department and selects brokers and dealers to effect securities transactions” with the statement on the next page under “Sub-Advisors” that  “DFAL and DFA Australia each have the authority and responsibility to select brokers or dealers to execute securities transactions for the Portfolio.”

Response.  The Registrant has revised the disclosure as follows:

•
The Advisor and, with respect to the International Portfolios, Dimensional Fund Advisors Ltd. (“DFAL”) and DFA Australia Limited (“DFA Australia”), provide~~s~~ the Portfolios with a trading department and selects brokers and dealers to effect securities transactions.

STATEMENT OF ADDITIONAL INFORMATION (“SAI”)

Investment Limitations

24. Comment.  In the following statement, please replace the words “to the extent practicable” with “to the extent that a Portfolio has sufficient information about the holdings of the investment companies it invests in.” In addition, please reference limitation number 7 in the statement.

•	In addition, in applying this limitation, a Portfolio will consider the investments of other investment companies in which the Portfolio invests to the extent practicable.

Response.  The Registrant has revised the disclosure accordingly.

Trustees and Officers-Trustees

25. Comment.  Please add “is appropriate because” to the last sentence of the first paragraph to be consistent with the requirements of Item 17(b)(1) of Form N-1A.

Response.  The Registrant has revised the disclosure as follows:

•	The Board believes the existing Board structure for the Trust is appropriate because it ~~also~~ provides the disinterested Trustees with adequate influence over the governance of the

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Board and the Trust, while also providing the Board with the invaluable insight of the interested Trustee, who, as both an officer of the Trust and the Advisor, participates in the day-to-day management of the Trust’s affairs, including risk management.
PART C

26. Comment. Please revise Section 4 of Article VII of the Agreement and Declaration of Trust to state that it does not apply to claims made or arising under the federal securities laws. We may have more comments after reviewing your response. In addition, please clearly disclose this provision in the Prospectus and include risk disclosure in the Prospectus related to the limitation on the ability of shareholders to bring derivative actions.

Response.  The Registrant respectfully declines to revise such provision to state that it does not apply to claims made or arising under the federal securities laws. The Registrant knows of no federal rule, regulation or court case that states that pre-suit demand is impermissible for derivative suit claims arising under the federal securities laws. The Registrant notes that a provision requiring pre-suit demand for derivative actions is a standard provision for organizational documents of investment companies and revising such provision to exclude federal securities laws would subject the Registrant to a competitive disadvantage as compared to its competitors.  This is highlighted by the table below which lists 21 registrants that include a similar requirement in their organizational documents and which were deemed effective by the SEC (i.e., just within the last 18 months) without being required to revise this requirement:

Filer (CIK#)	Effective Date	Link to Exhibit – Article.Section
Natixis ETF Trust II (0001728860)	9-11-2020	Declaration of Trust – III.9
Waycross Independent Trust (0001815558)	8-25-2020	Declaration of Trust – V.6
Simplify Exchange Traded Funds (0001810747)	8-21-2020	Declaration of Trust – V.6
ETF Opportunities Trust (0001771146)	7-27-2020	Declaration of Trust – VII.4
Siren ETF Trust (0001796383)	6-26-2020	Declaration of Trust – 9.8
AIM ETF Products Trust (0001797318)	5-18-2020	Declaration of Trust – VII.4
Esoterica Thematic Trust (0001782952)	3-19-2020	Declaration of Trust – V.6
AltShares Trust (0001779306)	3-10-2020	Declaration of Trust – X.6
BNY Mellon ETF Trust (0001493580)	3-9-2020	Declaration of Trust – 9.8
ActiveShares ETF Trust (0001792795)	2-26-2020	Declaration of Trust – 9.8
Procure ETF Trust I (0001704174)	1-10-2020	Declaration of Trust – VIII.2
Axonic Funds (0001791032)	12-30-2019	Declaration of Trust – VIII.2
Global Beta ETF Trust (0001774739)	12-23-2019	Declaration of Trust – VII.4
Infusive US Trust (0001748197)	12-23-2019	Declaration of Trust – X.6
Capital Group U.S. Equity Fund (0001785360)	11-8-2019	Declaration of Trust – 2.11
American Funds Global Insight Fund (0001785347)	11-8-2019	Declaration of Trust – 2.11
Red Cedar Fund Trust (0001783305)	11-7-2019	Declaration of Trust – VII.4
North Capital Funds Trust (0001761511)	6-21-2019	Declaration of Trust – V.6

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American Funds Multi-Sector Income Fund (0001761673)	3-25-2019	Declaration of Trust – 2.11
Gabelli Innovations Trust (0001760567)	3-21-2019	Declaration of Trust – 2.11
BlackRock ETF Trust (0001761055)	3-15-2019	Declaration of Trust - 11.9

The Registrant, however, will insert the following statement into the provision to clarify that it will not apply to the extent it is prohibited by a federal securities law:

•
No provision of this Section 4 shall be effective to require a waiver of compliance with any provision of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended or the 1940 Act, or of any valid rule, regulation or order of the Commission thereunder.

The Registrant also notes that disclosure has been incorporated into the Registration Statement to highlight the provision, as previously requested.

27. Comment.  Please revise the first sentence of Section 5 (exclusive forum and jury waiver provision) to clarify that it does not apply to claims made or arising under the federal securities laws.  In addition, please clearly disclose these provisions in the Prospectus and  provide risk disclosure in the Prospectus related to the exclusive forum and jury waiver provisions (e.g., questionability re enforceability of these provisions, increased costs to bring a claim and that these provisions can discourage claims or limit shareholders’ ability to bring a claim in a judicial forum they find favorable).

Response.  The Registrant respectfully declines to revise or remove Section 5 of Article VII of the Agreement and Declaration of Trust for the reasons noted in our previous response dated August 21, 2020.  The Registrant knows of no federal rule, regulation or court case that states that such exclusive forum and jury waiver provisions are impermissible for claims arising under the federal securities laws.  The Registrant, however, will insert the following statement into the section to clarify that it will not apply to the extent it is prohibited by a federal securities law:

•
No provision of this Section 5 shall be effective to require a waiver of compliance with any provision of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended or the 1940 Act, or of any valid rule, regulation or order of the Commission thereunder.

The Registrant also notes that disclosure has been incorporated into the Registration Statement to highlight the provision, as previously requested.

Signature Page

28. Comment. Please clarify that Lisa M. Dallmer is signing the registration statement as the Trust’s principal financial officer and comptroller/principal accounting officer. See Section

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6(a) of the Securities Act.

Response.  The Registrant will insert parentheticals on the signature page to clarify that Lisa M. Dallmer is signing as the Principal Financial Officer and Principal Accounting Officer of the Trust.

* * * * * *
Please do not hesitate to contact Ms. Cresswell at (215) 564-8048, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Ryan P. Buechner
Ryan P. Buechner, Esq.
Vice President and Assistant Secretary
Dimensional ETF Trust